UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 22, 2014, China Natural Resources, Inc. (the “Company”) completed the distribution to stockholders of the shares of its wholly-owned subsidiary, Feishang Anthracite Resources Limited (“Feishang Anthracite”). At the same time (a) Feishang Anthracite’s registration of its common shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) became effective and Feishang Anthracite now files periodic reports as a foreign private issuer under the Exchange Act and (b) the common shares of Feishang Anthracite became listed on the main board of the Stock Exchange of Hong Kong Limited (the “HKSE”) under the listed company designation “1738.”

In order to comply with its listing obligations on the HKSE, Feishang Anthracite has contemporaneously herewith  (a) announced the results of its operations for the year ended December 31, 2013 (the “Announcement”) and (b) filed a current report on Form 6-K with the Securities and Exchange Commission (the “Commission”) furnishing a copy of the Announcement as an exhibit thereto.

Inasmuch as Feishang Anthracite is announcing its results of operations for the year ended December 31, 2013, and the results of operations of Feishang Anthracite are inextricably tied to the results of operations of the Company for the year ended December 31, 2013, the Company has elected to announce the results of its operations for the year ended December 31, 2013 at this time, prior to the filing of its annual report on Form 20F. Since the Company’s results of operations could be extracted from Feishang Anthracite’s Announcement of the results of its operations, the Company believes that the announcement of the Company’s results of operations at this time will provide the investment community with more information with which to understand the results of the Company’s operations.

The results of operations of the Company for the year ended December 31, 2013 contained in the press release furnished herewith have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013 to be contained in the Company’s annual report on Form 20-F to be filed with the Commission on or prior to April 30, 2014. The results of operations are provided for informational purposes only and do not contain financial statement footnotes and other information necessary for a full understanding of the Company’s financial condition and results of operations. The Company’s announcement of its results of operations does not signify that the Company will make similar announcements of its annual results of operations in future years.

Press Release

On March 31, 2014, China Natural Resources, Inc. issued a press release entitled “China Natural Resources, Inc. Announces 2013 Results of Operations.” The press release furnished herewith as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

Exhibit Number	Description
99.1	Press Release dated March 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: March 31, 2014	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated March 31, 2014